Exhibit 99.1

ROYAL BANK OF CANADA

Special Meeting of First Preferred Shareholders

held on April 5, 2023 in Saskatoon, Saskatchewan

and adjourned until May 2, 2023 in Mississauga, Ontario

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matter was voted on at the special meeting of first preferred shareholders of Royal Bank of Canada (the “bank”) held on April 5, 2023 and adjourned until May 2, 2023. Full details of this matter are set out in the management proxy circular issued in connection with this meeting, which is available on our website at rbc.com/investorrelations; the website of our transfer agent, Computershare Trust Company of Canada, at www.envisionreports.com/RBC2023; SEDAR at sedar.com and EDGAR at sec.gov/edgar.shtml.

1.

Special resolution to approve an amendment to subsection 1.1.2 of by-law three to increase the maximum aggregate consideration limit of first preferred shares and to modify such limit to only include first preferred shares outstanding at any given time

Votes for	% for	Votes against	% against

44,193,566	99.29%	316,838	0.71%